Independent Accountants' Consent

The Board of Directors
Linens 'n Things, Inc.:

We consent to incorporation by reference in the Registration Statements (Nos. 333-71903, 333-55803, 333-26819 and 333-26827) on Forms S-8 of Linens 'n Things,
Inc. and subsidiaries of our report dated February 2, 2000, relating to the consolidated balance sheets of Linens 'n Things, Inc. and subsidiaries as of January 1, 2000 and December 31, 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended January 1, 2000, which report appears in the January 1, 2000 annual report on Form 10-K of Linens 'n Things, Inc. and subsidiaries.


KPMG LLP

Short Hills, New Jersey
August 2, 2000